UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 17, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spire Inc. – File No. 1-16681

Spire Missouri Inc. – File No. 1-01822

CF# 37027

Spire Inc. and Spire Missouri Inc. (formerly Laclede Gas Company) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 3, 2017.

Based on representations by Spire Inc. and Spire Missouri Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 through October 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary